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                            January 19, 2021

       Eli Baker
       Chief Financial Officer
       Spinning Eagle Acquisition Corp.
       2121 Avenue of the Stars, Suite 2300
       Los Angeles, CA 90067

                                                        Re: Spinning Eagle
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-251661

       Dear Mr. Baker:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 23, 2020

       General

   1. We note your response to comment 1. We do not believe that aspects of your offering would comply with
Nasdaq   s current listing standard, IM-5101-2.
       Spin-Off, page 121

   2. We note your response to comment 2 and disclosure in the prospectus that you do not expect SpinCo to have
any materially different terms than the terms of this offering.
                                                        Please tell us what you
mean by "materially different" and explain what terms may be different than this
offering.
 Eli Baker
FirstName  LastNameEli  Baker
Spinning Eagle Acquisition Corp.
Comapany
January 19,NameSpinning
            2021          Eagle Acquisition Corp.
January
Page 2 19, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction